SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from	to

Commission file number 001-07155

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Profit Participation Plan of R.H. Donnelley Corporation

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577

REQUIRED INFORMATION

The required financial statements are attached to this report.

PROFIT PARTICIPATION PLAN OF
R.H. DONNELLEY CORPORATION

INDEX TO FORM 11-K
Page

Report of Independent Accountants	3
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 1999 and December 31, 1998	4
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999 and the Period from July 1, 1998 (Inception of Plan) to December 31, 1998	5
Notes to Financial Statements	6
Supplemental Schedules:
Item 27(a) - Schedule of Assets Held For Investment Purposes at December 31, 1999	13
Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1999	13
Signatures	14
Exhibit 23 - Consent of Independent Accountants	15

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrators of the Profit Participation Plan of R.H. Donnelley Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY CORPORATION (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 and for the period from July 1, 1998 (inception of the Plan) to December 31, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1999, and reportable transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 9, 2000

R.H. DONNELLEY CORPORATION PROFIT PARTICIPATION PLAN
Statements of Net Assets Available for Benefits
At December 31, 1999 and December 31, 1998
(amounts in thousands)

	December 31,
	1999	1998
ASSETS
Investment in Master Trust	$ --	$ 63,042
Investments, at fair value
Shares of registered investment companies	49,473	--
Debt securities	18,146	--
R.H. Donnelley Common Stock Fund	6,097	--
Loans to participants	2,553	--
Total investments, at fair value	76,269	63,042
Participant contributions receivable	--	259
Employer contributions receivable	--	77
Accrued interest receivable from loans	--	16

Total assets	76,269	63,394
LIABILITIES
Accrued liabilities	24	24
Net assets available for benefits	$ 76,245 =======	$ 63,370 =======

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY CORPORATION PROFIT PARTICIPATION PLAN
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999 and the Period from
July 1, 1998 (Inception of Plan) to December 31, 1998
(amounts in thousands)

	Year Ended December 31, 1999	Period from July 1, 1998 to December 31, 1998
Additions:
Investment income:
Allocated income in Master Trust	$ --	$ 2,815
Net realized and unrealized appreciation in fair value of investments	9,378
Interest and dividends	2,454
Contributions:
Employer contributions	1,584	809
Employee contributions	4,669	2,485
Rollovers	232	--
Total additions	18,317	6,109
Deductions:
Distributions to participants	4,346	2,114
Administrative fees	38	24
Net change from participant loan activity	264	68
Transfers to other plans	794	--
Total deductions	5,442	2,206
Net increase in net assets	12,875	3,903
Net assets available for benefits at beginning of period	63,370	59,467
Net assets available for benefits at end of period	$ 76,245 ======	$ 63,370 =======

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY CORPORATION PROFIT PARTICIPATION PLAN
Notes to the Financial Statements
December 31, 1999

Note 1. Plan Description

Overview

The Profit Participation Plan of R.H. Donnelley Corporation (the "Plan") is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Prior to July 1, 1998, R.H. Donnelley Corporation (the "Company" or "RHD") operated as a subsidiary of The Dun & Bradstreet Corporation ("D&B"). On July 1, 1998, RHD separated from D&B and now operates as an independent public company. On the same date, the Company established the Profit Participation Plan of R.H. Donnelley Corporation for the benefit of its eligible employees. Employees who were participants in the Profit Participation Plan of The Dun & Bradstreet Corporation (the "D&B Plan") immediately prior to July 1, 1998, could elect to continue participation in the D&B Plan or to become participants of the Plan as of July 1, 1998.

The following summary provides an overview of major Plan provisions in effect for the years ended December 31, 1999 and 1998 and is provided for general information purposes. Employees that contribute to the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and full description of the Plan provisions and qualifications.

Eligibility and Contributions

Full-time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Part-time associates who work at least one thousand hours during the consecutive twelve-month period following employment or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

Participants may contribute in any Plan year up to a maximum of 16% (in whole percent increments) of their included compensation or the maximum before-tax contributions allowed by the Internal Revenue Code ("IRC"), whichever is less. Participants' contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after-tax earnings. The Company makes a matching contribution of 50 cents for each dollar contributed by a participating employee up to a maximum of 6% of each participating employee's salary. The IRC limit on before-tax employee/participant contributions was $10,000 for plan years 1999 and 1998. To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), covered compensation for purposes of determining participant contributions was limited to $160,000 for the Plan years ended December 31, 1999 and 1998.

Vesting and Investment Options

Participant contributions are fully vested when made. A participant is fully vested in the company contribution portion of their account after three years of service with the Company. In addition, a participant becomes fully vested in company contributions immediately upon attaining age 65 or in the event of death or disability. When RHD separated from D&B, all company contributions became fully vested. Subsequent company contributions were subject to normal vesting provisions.

The Plan allows participants to allocate their contributions and company contributions to various investment options available under the Plan, subject to certain restrictions as described in the Plan document. Participants are not permitted to invest more than 50% of their account balance or contributions in the R.H. Donnelley Corporation Common Stock Fund. Participants may change their allocations at any time.

Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Participants who leave the Company or are terminated before completing three years of service forfeit the company contribution portion of their account. Forfeited amounts reduce future company contributions. Amounts forfeited for the Plan year ended December 31, 1999 and the six-month period ended December 31, 1998 totaled $35,000 and $3,000, respectively.

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at the Prime rate plus 2%. Principal and interest payments are payable ratably through payroll deductions. The total number of participants with outstanding loans at December 31, 1999 and 1998 were 550 and 353, respectively.

Note 2. Summary of Significant Accounting Policies

Master Trust

In connection with the separation of RHD from D&B on July 1, 1998, RHD established with The Northern Trust Company (the "Trustee"), the R.H. Donnelley Corporation Defined Contribution Plan Master Trust (the "Master Trust"). Assets of $59,468,000 relating to those participants who elected to become participants of the Plan were transferred from The D&B Plan to the Master Trust. As of December 31, 1998, assets of the Plan were commingled with the assets of The DonTech Profit Participation Plan (the "DonTech Plan"). DonTech is a general partnership between RHD and an indirect, wholly owned subsidiary of SBC Communications Inc. The Plan's investment in the Master Trust was based on its relative interest in the fair value of the assets held in the Master Trust. Fair value was determined based on quoted market prices of investment securities or contract value for investment contracts. See Note 4.

As of January 1, 1999, the Company engaged Fidelity Investments and DonTech engaged Merrill Lynch for maintenance of participant data, trustee and investment management functions associated with the respective plans, thereby terminating the Master Trust. Total assets relating to the Plan of $63,042,000 were transferred from the Master Trust to Fidelity Investments.

Contributions and Benefit Payments

Participant contributions are recorded in the period payroll deductions are made. Company contributions are based upon amounts required under the provisions of the Plan. Benefits are recorded when paid.

Expenses and Administrative Costs

Transaction, investment manager and annual audit fees related to the Plan are charged against Plan assets. Trustee fees and other miscellaneous expenses of administering the Plan are borne by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a number of funds invested in stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

While the Company has not expressed any intent to do so, it may discontinue its contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

Note 3. Investment Funds

During 1999, participants of the Plan could have elected to have their contributions and the company contributions invested in one or more of the following investment funds.

Fidelity Puritan Fund	Invests primarily in high-yield U.S. and foreign equity and debt securities with an emphasis on capital preservation.
Fidelity Equity Income Fund	Invests primarily in income-producing common and preferred stocks and may invest in bonds.
Spartan U.S. Equity Index Fund	Invests in companies that are included in the Standard & Poor's 500 Index ("S&P 500"). The fund strategy is to match the performance of the S&P 500.
Spartan Extended Market Index Fund

Invests in companies that are included in the Wilshire 4500 Index. The fund strategy is to provide investment results that correspond to the total returns of stocks of small and mid-cap U.S. companies.

Fidelity Blue Chip Growth Fund	Invests primarily in equity securities of well-known, established blue chip companies.
Franklin Small Cap Growth Fund I	Invests in foreign and domestic equity securities issued by companies with market capitalization of less than $1.5 billion at the time of investment.
Fidelity Diversified International Fund	Invests in companies located outside the U.S. The fund focuses on larger companies that are undervalued compared to existing norms in a particular market.
R.H. Donnelley Common Stock Fund	Invests in the common stock of R.H. Donnelley Corporation.
Managed Income Fund

Invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities that have a stated maturity date and provide a specific rate of return. The average interest rate for the Plan year ended December 31, 1999 was approximately 6.2%.

The fair value of investments in each fund at December 31, 1999 was as follows (in thousands):

Fidelity Puritan Fund
Fidelity Equity Income Fund
Fidelity Blue Chip Growth Fund
Fidelity Diversified International Fund
Spartan Extended Market Index Fund
Spartan U.S. Equity Index Fund
Managed Income Fund
Franklin Small Cap Growth Fund I
R.H. Donnelley Corporation Common Stock Fund
Participant loan fund
  Total investments, at fair value

$ 3,065 589 3,384 * 3,567 * 4,093 * 33,726 * 18,146 * 1,049 6,097 * 2,553 $76,269 =====

*  Investments represent more than 5% of total Plan assets as of the beginning of the Plan year.

During 1999, the Plan's investments in each fund (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Fidelity Puritan Fund
Fidelity Equity Income Fund
Fidelity Blue Chip Growth Fund
Fidelity Diversified International Fund
Spartan Extended Market Index Fund
Spartan U.S. Equity Index Fund
Managed Income Fund
Franklin Small Cap Growth Fund I
R.H. Donnelley Corporation Common Stock Fund

$ (171) (41) 379 930 836 5,376 -- 323 1,746 $ 9,378 =====

Note 4. Master Trust Investments

During 1998, participants of the Plan could have elected to have their contributions and the company contributions invested in one or more of the following investment funds. The percentage indicated represents the percentage of the total Master Trust investments dedicated to participants of the Plan at December 31, 1998. Remaining amounts are dedicated to participants in the DonTech Plan.
BGI Equity Index Fund	Invests in common stock of companies included in the S&P 500. Vested and non-vested participant balances in this fund represented 61% of the total Master Trust investment in this option.
R.H. Donnelley Common Stock Fund	Invests in the common stock of R.H. Donnelley Corporation. Vested and non-vested participant balances in this fund represented 66% of the total Master Trust investment in this option.
The Dun & Bradstreet Corporation common stock

Invests in the common stock of The Dun & Bradstreet Corporation. As of December 31, 1998, The Dun & Bradstreet Corporation Common Stock Fund was terminated. Unless otherwise instructed by the participant, all remaining balances were transferred to the R.H. Donnelley Corporation Common Stock Fund.

Ameritech Corporation common stock	Invests in the common stock of Ameritech Corporation. The fund was established as an investment option for participants of the DonTech Plan only.
BGI Special Fixed Income Fund

Invests in group insurance contracts ("GICs") with one or more insurance companies and/or financial institutions selected by the Company. The insurance companies and/or financial institutions contract to repay both principle and a specific rate of return, depending on market conditions when the contract is negotiated, and the length of the contract. Vested and non-vested participant balances in this fund represented 53% of the total Master Trust investment in this option.

BGI Balanced Index Fund

Invests in the common stock of companies included in the S&P 500 and long-term, investment grade bonds. Vested and non-vested participant balances in this fund represented 66% of the total Master Trust investment in this option.

BGI Mid & Small Cap Equity Index Fund

Invests in common stocks in the U.S. equity market that are not included in the S&P 500. Vested and non-vested participant balances in this fund represented 86% of the total Master Trust investment in this option.

BGI International Equity Index Fund

Invests in a portfolio of securities traded outside the U.S. Investment selections are based on the Europe, Australia and Far East Index. Vested and non-vested participant balances in this fund represented 77% of the total Master Trust investment in this option.

The investment in the Master Trust reflected in the Statement of Net Assets Available for Benefits at December 31, 1998 represented the Plan's share of total assets in the Master Trust. Investments of the Plan comprised 56% of total Master Trust assets as of December 31, 1998.

Assets at fair value in each fund under the Master Trust at December 31, 1998 are summarized as follows (in thousands):

BGI Equity Index Fund
R.H. Donnelley Common Stock Fund
Ameritech Corporation Common Stock Fund
BGI Special Fixed Income Fund
BGI Balanced Index Fund
BGI Mid & Small Cap Equity Index Fund
BGI International Equity Index Fund
Loan Account
    Total Investments

$ 47,994 * 7,726 * 10,047 * 32,417 * 5,300 3,846 2,710 3,214 113,254
Accrued contributions, income and expenses	54
Total Assets in Master Trust	$113,308 ======

* These assets represent 5% or more of total Trust assets.

The Master Trust's investments in each fund had the following net appreciation and income and expense during the six-month period ending December 31, 1998 (amounts in thousands):

Appreciation / (Depreciation):
BGI Equity Index Fund
R.H. Donnelley Common Stock Fund
Ameritech Corporation Common Stock Fund
The Dun & Bradstreet Corporation Common Stock Fund
BGI Balanced Index Fund
BGI Mid & Small Cap Equity Index Fund
BGI International Equity Index Fund
    Total Net Appreciation

$ 4,077 306 2,606 (1,036) 262 5 91 6,311
Investment Income: Interest Dividends Fees and Expenses Total Investment Income Master Trust Income	1,162 208 (61) 1,309 $ 7,620 =====

The Plan's allocated income in the Master Trust represented its participating share for the six-month period from inception of the Plan to December 31, 1998. The Master Trust investments were recorded at fair value based on the applicable December 31, 1998 closing sales prices as quoted in published financial sources. Fair value for investments in the BGI Balanced Index Fund, the BGI Mid & Small Cap Equity Index Fund and the BGI International Equity Index Fund were determined by using the applicable December 31, 1998 redemption prices reported by the managers of the funds.

The Trust had entered into benefit responsive investment contracts with various insurance companies ("Insurers"). The fair values of these contracts were recorded in the BGI Special Fixed Income Fund. The Insurers maintained the contributions in a pooled account, which was credited with earnings on the underlying assets and charged for participant withdrawals and administrative expenses. The contracts were included in the financial statements at contract value and there were no reserves against contract value for credit risk of the contract insurer or other risks. Fair value of the contracts was $24,844,000 as of December 31, 1998. The average interest rate was approximately 6.6% for the period from July 1, 1998 to December 31, 1998.

Dividend income was recorded on the ex-dividend date. Interest earned on investments was recorded on the accrual basis. Purchases and sales of securities were recorded on the trade date. The net appreciation in the fair value of the Master Trust's investments consisted of realized and unrealized gains and losses for the specified period.

Note 5. Tax Status

The Internal Revenue Service ("IRS") determined and informed D&B by a letter dated July 5, 1995, that the D&B Plan and related trust were designed in accordance with applicable sections of the IRC. During June 1998, the Company filed documents with the IRS indicating that participant assets were transferred to the Plan. In September 1999, RHD filed a request for determination with the IRS and is awaiting their ruling. Provisions of the Plan are substantially similar to the D&B Plan and the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedules

R.H. DONNELLEY CORPORATION PROFIT PARTICIPATION PLAN
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1999
Identity of Issue	Shares	Fair Value

Shares of registered investment companies:
   Fidelity Puritan
   Fidelity Equity Income
   Fidelity Blue Chip
   Fidelity Diversified International
   Spartan Extended Market Index
   Spartan U.S. Equity Index
   Franklin Small Cap Growth Fund I
     Subtotal

	161,072 11,020 56,295 139,242 120,522 647,456 23,759	$ 3,065,194 589,369 3,383,916 3,567,368 4,092,934 33,726,005 1,048,488 49,473,274
Debt securities: Managed Income Fund	18,145,594	18,145,594
R.H. Donnelley Common Stock Fund	313,951	6,096,500
Participant loans		2,553,063
Total Assets Held for Investment Purposes		$76,268,431 =========

R.H. DONNELLEY CORPORATION PROFIT PARTICIPATION PLAN
Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1999
Description of Asset	Purchase Price	Selling Price	Cost of Asset	Value of Asset at Date of Transaction	Net Gain
Series of Transactions:
Managed Income Fund	$19,736,692	N/A	$19,736,692	$19,736,692	N/A
Managed Income Fund	N/A	$ 2,293,810	2,276,579	2,293,810	$ 17,231
R.H. Donnelley Common Stock Fund	5,180,301	N/A	5,180,301	5,180,301	N/A
Puritan Fund	3,509,649	N/A	3,509,649	3,509,649	N/A
Diversified International Fund	2,079,917	N/A	2,079,917	2,079,917	N/A
Extended Market Index Fund	3,361,615	N/A	3,361,615	3,361,615	N/A
U.S. Equity Index Fund	29,552,128	N/A	29,552,128	29,552,128	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
CORPORATION
(Name of Plan)
By: /s/ Philip C. Danford
Philip C. Danford
Senior Vice President & Chief Financial Officer

Date: June 26, 2000

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-27144) of R.H. Donnelley Corporation of our report dated June 9, 2000, which appears in this annual report on Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 26, 2000